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                                                                   EXHIBIT 23.5


                          CONSENT OF ATAG ERNST & YOUNG AG


We understand that reference to ATAG Ernst & Young and our tax opinion is included in the Prospectus relating to the issuance of common stock in connection with the proposed Stock Purchase Agreement and Plan of Reorganization and the annual meeting of the Harrier, Inc. shareholders with respect thereto. We consent to such reference in the Prospectus under the captions "The Offering to the COPE Minority Shareholders - Tax Consequences", "Risk Factors Relating to the Reorganization - Tax Consequences to Cope Shareholders" and "Legal Matters". Also, we consent to the inclusion of a copy of this tax opinion as an exhibit to the Registration Statement (Pre-Effective Amendment No. 2 to Form S-4) as filed with the Securities and Exchange Commission.



                                                           ATAG Ernst & Young AG

Zurich, Switzerland
July 30, 1998